Exhibit 99.3
COMPANY LAW BOARD
PRINCIPAL BENCH
NEW DELHI
C.P.No. 1/2009
C.A.No. 330/2009
PRESENT: SH. S. BALASUBRAMANIAN
CHAIRMAN
ATTENDANCE-CUM-ORDER SHEET OF THE HEARING OF PRINCIPAL BENCH OF THE COMPANY LAW BOARD ON 07/07/2009 AT 3.00 P.M.
NAME OF THE COMPANY: M/S SATYAM COMPUTER SERVICES LTD. & ORS.
SECTION OF COMPANIES ACT, 1956:

Sr.No.	Name	Designation	Representation	Signature

1.	Mr. Sanjay Shorey	DD1	UOI
2.	Mr. Vinod Sharma	DD1	UOI
3.	Ms. Jasleen K. Oberoi		R.No.1
Order
I passed an order on6/7/09 authorizing the Company to make a preferential allotment to M/s. Venturbay in terms of Section 81(1)A. It is clarified that the resolution passed by the Board will be deemed to be a one required under Section 81(1A) by the Shareholders.

Sd/-
S. Balasubramanian